U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                   General Form For Registration of Securities
                         Of Small Business Issuers under
           Section 12(b) or (g) of The Securities Exchange Act of 1934

                          Rad Source Technologies, Inc.
                 (Name of Small Business Issuer in its charter)

                                     Florida
         (State or other jurisdiction of incorporation or organization)

                                   65-0882844
                      (I.R.S. Employer Identification No.)

               475 Ramblewood Drive, Coral Springs, Florida 33071
               (Address of principal executive offices) (Zip Code)

                                 (954) 755-1827
                           (Issuer's telephone number)

           Securities to be registered under Section 12(b) of the Act:
                                      None

           Securities to be registered under Section 12(g) of the Act:
                          Common Stock, par value $.001


                                                 TABLE OF CONTENTS
                                                      Part I
Item 1.  Description of Business...................................................................................................3

Item 2.  Plan of Operation........................................................................................................10

Item 3.  Description of Property..................................................................................................11

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management...........................................................................................11

Item 5.  Directors, Executive Officers, Promoters
                  and Control Persons.............................................................................................12

Item 6.  Executive Compensation...................................................................................................14

Item 7.  Certain Relationships and Related Transactions...........................................................................16

Item 8.  Description of Securities................................................................................................16

                                                      Part II
Item 1.  Market Price of and Dividends on the Registrant's
                  Common Equity and Other Shareholder Matters.....................................................................18

Item 2.  Legal Proceedings........................................................................................................19

Item 3.  Changes in and Disagreements with Accountants............................................................................19

Item 4.  Recent Sales of Unregistered Securities..................................................................................19

Item 5.  Indemnification of Directors and Officers................................................................................20

                                                     Part F/S
Financial Statements........................................................................................................F-1-F-10

                                                      Part III
Item 1.  Index to Exhibits........................................................................................................21

Item 2.  Description of Exhibits..................................................................................................21

Signatures........................................................................................................................22

THIS REGISTRATION STATEMENT CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES REFORM ACT OF 1995. THE REGISTRANT INTENDS THAT SUCH FORWARD LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. THESE FORWARD LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING (I) THE REGISTRANT=S RESEARCH AND DEVELOPMENT PLANS, MARKETING PLANS, CAPITAL AND OPERATIONS EXPENDITURES, AND RESULTS OF OPERATIONS; (II) POTENTIAL FINANCING ARRANGEMENTS; (III) POTENTIAL UTILITY AND ACCEPTANCE OF THE REGISTRANT=S EXISTING AND PROPOSED PRODUCTS; AND (IV) THE NEED FOR, AND AVAILABILITY OF, ADDITIONAL FINANCING.

THE FORWARD LOOKING STATEMENTS INCLUDED HEREIN ARE BASED ON CURRENT EXPECTATIONS AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. THESE FORWARD LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS REGARDING THE REGISTRANT=S BUSINESS AND TECHNOLOGY WHICH INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE SCIENTIFIC, ECONOMIC, REGULATORY AND COMPETITIVE CONDITIONS, AND FUTURE BUSINESS DECISIONS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE REGISTRANT. ALTHOUGH THE REGISTRANT BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD LOOKING STATEMENTS ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD PROVE INACCURATE AND, THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD LOOKING STATEMENTS. IN LIGHT OF THE SIGNIFICANT UNCERTAINTIES INHERENT IN THE FORWARD LOOKING INFORMATION CONTAINED HEREIN, THE INCLUSION OF SUCH INFORMATION SHOULD NOT BE REGARDED AS ANY REPRESENTATION BY THE REGISTRANT OR ANY OTHER PERSON THAT THE OBJECTIVES OR PLANS OF THE REGISTRANT WILL BE ACHIEVED.

PROSPECTIVE INVESTORS SHOULD READ THIS MEMORANDUM CAREFULLY BEFORE MAKING ANY INVESTMENT DECISION REGARDING THE COMPANY, AND SHOULD PAY PARTICULAR ATTENTION TO THE INFORMATION CONTAINED UNDER THE HEADING "RISK FACTORS." IN ADDITION, PROSPECTIVE INVESTORS SHOULD CONSULT THEIR OWN ADVISORS IN ORDER TO UNDERSTAND FULLY THE CONSEQUENCES OF AN INVESTMENT IN THE COMPANY.


                                     PART I

References herein to "We," "Us," or the "Company" refer to Rad Source Technologies, Inc. and their subsidiaries.

Item 1    Description of Business

(a)      Business Development.
         We were incorporated in the State of Florida on July 2, 1990 as Computer Vending, Inc. On December 24, 1998, we entered into an agreement with Rad Source, Inc. (hereinafter ARad Source@), a Florida corporation, and the holders of 100% of their issued and outstanding shares, whereby we acquired all of the outstanding shares of Rad Source in exchange for 2,278,266 (Pre-split) or 759,422 (Post-split) newly issued shares of our Company. At the closing of the transaction, the shareholders of Rad Source obtained control of our Company, and we changed our name to Rad Source Technologies, Inc. Our then existing directors and executive officers resigned and were replaced by designees of Rad Source, which became our wholly owned subsidiary.

         Rad Source was incorporated in the State of Florida in October of 1996. Since incorporation, Rad Source has engaged in the development our products described below. On September 9, 1999, we reverse split our stock on a (3) three for (1) one share basis. All references to our shares contained in this registration reflect the stock split of September 9, 1999, unless otherwise indicated. We have not been involved in any bankruptcy, receivership or similar proceeding.

(b)      Business of Issuer.

         The following is a description of our business. References to our business and operations include both our operations and those of Rad Source, our wholly owned subsidiary, unless otherwise specifically indicated.

         Our machines are based on technology developed and research conducted by our President and Director, Randol Kirk. Mr. Kirk currently owns the technology used for our machines. We have a license agreement with Mr. Kirk, which allows us to sell the two products utilizing this technology. (See Item 7. Certain Transactions)

         We have developed two machines designed to replace radioactive sources with common x-ray, which has been traditionally used in imaging applications for airport scanners and medical x-rays. Irradiation is the process of killing organisms in a product by using high doses of gamma or x-rays to stop the reproduction of such organisms. Our products are designed to replace regulated, nuclear irradiation devices with x-ray technology that allow size, efficiency and cost to be optimized for application in the medical and industrial markets. Our products are manufactured to be immediately applicable to resolving highly publicized public health and consumer issues.

         X-ray machines are significantly less expensive to manufacture, require significantly less site cost and do not require disposal of radioactive waste. The key advantages of an X-ray source are:

         (1) There are no disposal problems;
         (2) No Nuclear Regulatory Commission licensing or reporting;
         (3) There is no risk of radiation when the devise is in the off position;
         (4) Service rates of the devise are compatible with that of other electronic equipment; and
         (5) reduced operator exposure and safety risk.

         X-ray machines require a larger expense for electricity, and they are less penetrating and less efficient when produced.

         (1) Principal Products and their Markets We have developed two products to date, both of which are discussed below.

                  RS2000
                  ------
                  The RS 2000 used to irradiate human cells, bacteria, and small animals. The irradiation of these organisms is used in various aspects of cancer research to determine appropriate levels of cancer treatment for humans. To date we have delivered one RS 2000 to Precision Therapies, Inc. to be used in cancer research. The manufacturing of our RS 2000 is not subject to FDA approval, but its applications are covered by FDA and USDA regulations.

                  RS3000
                  ------
                  The RS 3000 Blood Irradiator was developed to replace existing radioactive cesium units currently in service and for use in additional facilities that want alternatives without radioactive sources on premises. This machine is capable of replacing low dose gamma irradiation. The RS 3000 Shielded Cabinet X-ray Source is designed to irradiate blood and blood products packaged in transfusion bags when irradiation for Graft Versus Host Disease ("GVHD") is necessary. GVHD is a life threatening complication arising from transfusion recipient's reaction to the white blood cells acquired in a transfusion from a blood donor. This disease occurs when the blood or blood product makes antibodies against the recipient tissues and tries to destroy the recipient tissue as if it were a disease. The machine can irradiate a single transfusion bag or its equivalent thereby reducing the risk of GVHD for transfusion recipients. We received FDA clearance for this product on March 30, 1998.

                  Orders
                  ------
                  We have had orders for two RS 3000 units and one for the RS 2000, as of the date of this registration statement. We have received $5,400 of the $65,000 total purchase price in payment on the first RS 3000 unit order and $16,000 of the $ 89,000 total purchase price in payment on the second RS 3000 unit order. We have received $0 of the $ 69,000 total purchase price in payment on the RS 2000 unit. All of these units have been delivered to the purchasers. There can be no assurance that these orders will not be rescinded or will be fully paid for, either of which could have a material adverse effect on our business and operations.

                  We have entered into an agreement with USI, Inc., whereby USI, Inc. will act as the exclusive distributor of our RS3000 within Maine, Massachusetts, Vermont, New Hampshire, Delaware, New York, New Jersey and Rhode Island, provided that they sell 8 of our RS3000 units to third parties each year. Should USI, Inc. fail to sell at least 8 RS3000 units, the agreement may be immediately terminated at our option.

                  There can be no assurance that we will be successful in developing, delivering and marketing, on a timely and cost effective basis, any of our products. Moreover, there can be no assurance that we will be able to successfully develop product enhancements or new products that respond to technological change, evolving industry standards or customer requirements. There can be no assurance that we will not experience difficulties that could delay or prevent the successful development, introduction or marketing of our products or that our products will achieve market acceptance.

                  Marketing
                  ---------
                  We market our products and services through our existing in-house staff. We obtain most contracts through personal contacts of our President, Mr. Randol Kirk. Management cannot anticipate the nature or extent of additional marketing support which may be required to market our products, as the nature and cost of such marketing will depend, in part, upon the initial marketplace acceptance of our products. There is no assurance that we will have sufficient funds available to hire additional marketing persons, or that, if hired, the efforts of such persons will be effective in marketing our products.

                  We plan to develop a sales and marketing plan for our products, but there can be no assurance that such plan will be developed or that, once developed, we will be able to effectively market and sell such products in the future. To date, we have not developed any criteria for the sales and marketing plan of our products.

         (2)      Distribution Methods.
                  Distribution of our products will be handled on an individual basis depending on the needs of the consumer. There can be no assurance that we will be able to produce and manufacture our products on a timely basis for each order.

         (3) Status of any Publicly Announced New Product. We currently have no publicly announced new products.

         (4)      Competitive Business Conditions.
                  We are subject to competition from a number of companies who have considerably greater experience, engineering capability, and financial resources than we have. We compete with numerous companies involved in irradiation of blood including small and large businesses. There are several companies producing radiation sources that provide the same product functions. Several of these competitors are substantially better funded by established and ongoing relationships with many of the companies and organizations that we will seek as customers. One factor that differentiates our product from that of our competitors is our departure from a radioactive source within our products. Most competitors which produce irradiation devices do so through the utilization of some form of high-energy source, the presence of which gives rise to various radiation, safety and cost issues common among our competition.

                  The markets in which we operate are characterized by significant technological change, evolving industry standards and new product introductions. Our competitors can be expected to continue to improve the design and performance of their products and to introduce new products with competitive price and performance characteristics. There can be no assurance that we will have sufficient resources to adopt to technological change. If our products or technologies become uncompetitive or obsolete, it will have a material adverse effect on our operations.

         (5)      Sources and Availability of Raw Materials.
                  We are able to obtain the materials for the manufacturing of our products from various suppliers, and we do not anticipate any shortage of raw materials needed for the manufacturing of our products.

         (6)      Dependence on Certain Customers.
                  We do not believe that we are dependent upon any single material customer.

         (7)      Intellectual Property.
                  We have applied for a patent on the RS 3000 Unit (Serial Number 09,383,228). There can be no assurance that patent protection for the RS 3000 will be granted. Further, there can be no assurance that if granted the patent for the RS 3000 or other patents applied for in the future will afford protection from material infringement or that such patents will not be challenged.

                  There also can be no assurance that our technology will not infringe upon the patents of others. In the event that any such infringement claim is successful, there can be no assurance that we will be able to negotiate with the patent holder for a license, in which case we could be prevented from utilizing the subject matter claimed by such patent. In addition, there can be no assurance that we will be able to redesign our products to avoid infringement. Our inability to utilize the subject matter of patents claimed by others, or to redesign our products to avoid infringement, could have a material adverse effect on our business.

                  Mr. Kirk, our founder and President, developed the technologies used in our current products. There is currently an exclusive licensing agreement between our Company and Mr Kirk. Under the terms of this agreement, Randol Kirk is to be paid a five percent (5%) royalty based upon the total net selling price of the licensed technology and licensed products made, used or sold by the Company. Licensed technology and products consists of our irradiation devices. This agreement began on September 15, 1999 and is for a term of ten (10) years. The agreement is renewable at the option of the Company. Under the agreement, royalties are to be paid monthly, within ten (10) days after the end of the month in which they become due. Upon our default of payment which we fail to cure within thirty (30) days of notice, Mr. Kirk may terminate the licensing agreement. If the amount of royalty received by Mr. Kirk is less than $12,000 per fiscal quarter, including company compensation, the agreement between the parties will be terminated. As such, the rights to the licensed technology would revert back to Mr. Kirk. Should this occur, the operations of the Company could be adversely affected.

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                  As of the date of this registration statement, we have no
                  trademarks, franchises, concessions, or labor contracts.

         (8)-(9)  Government Approvals and Government Regulation.
                  Our two units comply with Federal Regulations 21 CFR 1020.40 and the NCRP Report No. 88, ANSI No. 1975, 1978, and 1979A. These regulations require that no radiation can escape the cabinet and that radiation production stops if the door is accidentally opened.

                  Our services, medical products and manufacturing activities are subject to extensive and rigorous government regulation, including the provisions of the Federal Food, Drug and Cosmetic Act. Commercial distribution in certain foreign countries is also subject to government regulations. The process of obtaining required regulatory approvals can be lengthy, expensive and uncertain. Moreover, regulatory approvals, if granted, may include significant limitations on the indicated uses for which a product may be marketed. The Food and Drug Administration (the "FDA") enforces regulations prohibiting marketing without compliance with the pre-market approval provisions of medical devices. A Section 510(k) application is required in order to market a new or modified medical device. If specifically required by the FDA, a pre-market approval may be necessary. The FDA review process typically requires extensive procedures pertaining to the safety and efficacy of new products, which may delay or hinder a product's timely entry into the marketplace.

                  The FDA also regulates the content of advertising and marketing materials relating to medical devices. There can be no assurance that our advertising and marketing materials related to our products are and will be in compliance with such regulations. We are also subject to other federal, state, local and foreign laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices. Failure to comply with applicable regulatory requirements can result in, among other things, fines, suspensions of approvals, seizures or recalls of products, operating restrictions and criminal prosecutions. Furthermore, changes in existing regulations or adoption of new regulations could affect the timing of, or prevent us from obtaining, future regulatory approvals. The effect of government regulation may be to delay us for a considerable period of time or to prevent the marketing and full commercialization of future products or services that we may develop and/or to impose costly requirements on us. There can also be no assurance that additional regulations will not be adopted or current regulations will not be amended in such a manner as to materially adversely affect our operations.

                  Our irradiation products for blood units are used exclusively in the health care industry, which is highly regulated. The health care industry in certain markets for our products, including the United States, has experienced significant pressure to reduce costs, which has led in some jurisdictions to substantial reorganizations and consolidations of health care providers or payers. Cost reduction efforts by our customers may adversely affect the potential markets for our products and services. It is also possible that legislation could be adopted in any of these jurisdictions which could increase such pressures or which could otherwise result in a modification of the private or public health care system or

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                  both or impose limitations on our ability to market our
                  products in any such jurisdiction. Any such event or condition could have an adverse impact on our business, financial condition or results of operations.

                  The manufacture and use of irradiation equipment is highly regulated, and there can be no assurance that we will be able to comply with existing or future regulations or that the regulatory environment in which we operate will not change significantly and thus adversely effect our business and financial condition.

                  Every state imposes licensing requirements on individual technicians, other equipment operators and the facilities that utilize irradiation equipment. We cannot predict with any level of certainty how these licensing requirements will affect our operations.

                  We believe healthcare and food-processing regulations will continue to change; therefore, we will regularly monitor developments in healthcare, agricultural and food processing laws. We expect to modify our operations from time to time as the business and regulatory environment changes. There can be no assurance that we will be able to successfully address changes in the regulatory environment and, as such, our operations could be negatively impacted.

                  Any of our products may be subject to recall for unforeseen reasons. The medical device industry has been characterized by significant malpractice litigation. As a result, we face a risk of exposure to product liability, errors and omissions or other claims in the event that the use of our X-ray equipment, components, accessories or related services or other future potential products is alleged to have resulted in a false diagnosis. There can be no assurance that we will avoid significant liability. Currently, we have no insurance coverage in place for such liabilities. Further, our assets are insufficient to compensate for any such claim. As such, any claim relating to malpractice litigation or recall could adversely affect our business.

                  There also can be no assurance that we will be able to obtain adequate insurance coverage or that, if obtained, such coverage will continue to be available at an acceptable cost, if at all. Consequently, such claims could have a material adverse effect on our business or our financial condition.

         (10)     Research and Development.
                  In our past two fiscal years, we have spent approximately $185,700 on product research and development. We do not anticipate that this cost will be borne directly by the customers.

         (11)     Compliance with Environmental Laws.
                  We are currently not subject to compliance with any environmental laws, to the best knowledge of our management, and we do not anticipate any significant costs in maintaining compliance in the future.

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

         (12)     Employees.
                  As of the date of this registration statement, we have five total employees. Of these, two are full time and three are part-time. None of our employees are members of a union. We believe that our relationship with our employees is favorable. We do not intend to add additional employees in the foreseeable future, but additional employees may be added if our products gain market acceptance.

Item 2. Plan of Operation
Management expects that we will enter our operational phase during the next twelve months with our first product, the RS 3000 Blood Irradiator. We delivered our first unit, which has been used commercially since August 1999. Our second unit was delivered in September 1999. These units are to be used by medical facilities for blood irradiation. Additionally, we are negotiating on an existing order for eight units to be delivered over the next twelve months. We currently only have one unit being used successfully by a customer. Although there have been no significant technical problems to date, management cannot provide assurance that none will arise in the future. We have tested the product and had an independent laboratory test the product, but should any substantial technical difficulties be discovered, management can make no assurances that we will be able to remedy such in a manner that guarantees commercial success of the product.

We have developed another product using the same technology as the RS 3000 Blood Irradiator for use in research laboratories and have delivered one unit to date. This product is the RS 2000 Biological Irradiator.

We do not have a long history of either of these units being used commercially, the potential success of this product is not assured.

It is expected that these products will remain in the development stage for the next six to twelve months. Funding for such products will be dependent on the commercial success of our developed products, upon which we expect to concentrate our efforts.

Our ability to satisfy infrastructure requirements in order to operate as a going concern will be dependent on the success of the RS 2000 and RS 3000 over the next twelve months and our ability to raise capital if product sales and cash collections from such sales are not sufficient. Management believes we will have to raise capital over the next twelve months to satisfy our working capital requirements and development costs. We expect to add employees and incur resultant administrative costs associated with a more substantial infrastructure in order to support the production and sale of our existing products and the development of others. This will necessitate the need for capital. In this regard, management=s plan is to seek both private and institutional funds. In September, our affiliates funded approximately $60,000 for our operations; management may utilize this means of raising capital again in the near future, if necessary. Collections from the sale of the first unit and successful acceptance by the customer of the second unit in September 1999 are expected to mitigate the need for substantial additional capital, however no assurances that these expectations are correct can be made.

Over the next twelve months, we expect to incur approximately $100,000 in capital expenditures, including test and assembly equipment for our products as well as office furnishings and equipment. Because management believes we are


                                       10
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entering our operational phase, our number of employees is expected to increase by approximately three to five people. We utilize outsourcing for much of our manufacture and assembly, and we will require sales and administrative assistance.

Item 3.   Description of Property
Our headquarters are located at our central office/engineering facilities at 475 Ramblewood Drive, Suite 207, Coral Springs, Florida 33071. The facility is approximately five hundred (500) square feet of office space. We lease this space on a month-to-month basis at a rent of $560.00 per month. We believe that this space is sufficient for our needs at this time.

Item 4.    Security Ownership of Certain Beneficial Owners and Management
The table below sets forth information with respect to the beneficial ownership of the common stock by (a) each person known by us to be the beneficial owner of five percent or more of the outstanding common stock, and (b) all executive officers and directors both individually and as a group, as of October 5, 1999. Unless otherwise indicated, we believe that the beneficial owner has sole voting and investment power over such shares.

(a)      Security Ownership of Certain Beneficial Owners

------------------------- ----------------------------------------- -------------------------------- -------------------------------
Title Of Class            Name and Address of                       Number of Shares                 Percentage Ownership
                          Beneficial Owner                          Beneficially Owned               of Class
------------------------- ----------------------------------------- -------------------------------- -------------------------------
Common Stock              Richard Adams                                         258,334                          10.16%
                          475 Ramblewood Drive, Ste. 207
                          Coral Springs, Florida 33071
------------------------- ----------------------------------------- -------------------------------- -------------------------------

Common Stock              Will Hartman                                          318,333                          12.52%
                          475 Ramblewood Drive, Ste. 207
                          Coral Springs, Florida 33071
------------------------- ----------------------------------------- -------------------------------- -------------------------------

Common Stock              Adrian Kesala                                         277,778                          10.92%
                          475 Ramblewood Drive, Ste. 207
                          Coral Springs, Florida 33071
------------------------- ----------------------------------------- -------------------------------- -------------------------------

Common Stock              Randy Kirk                                            801,451                          31.51%
                          475 Ramblewood Drive, Ste. 207
                          Coral Springs, Florida 33071
------------------------- ----------------------------------------- -------------------------------- -------------------------------

Common Stock              Robert Munson                                         235,334                           9.25%
                          475 Ramblewood Drive, Ste. 207
                          Coral Springs, Florida 33071

------------------------- ----------------------------------------- -------------------------------- -------------------------------

                                       11

(b)      Security Ownership of Management

------------------------- ----------------------------------------- -------------------------------- -------------------------------
Title Of Class            Name and Address of                       Number of Shares                 Percentage Ownership
                          Beneficial Owner                          Beneficially Owned               of Class
------------------------- ----------------------------------------- -------------------------------- -------------------------------

Common Stock              Richard Adams                                         258,334                          10.16%
                          475 Ramblewood Drive, Ste. 207
                          Coral Springs, Florida 33071
------------------------- ----------------------------------------- -------------------------------- -------------------------------

Common Stock              Will Hartman                                          318,333                          12.52%
                          475 Ramblewood Drive, Ste. 207
                          Coral Springs, Florida 33071
------------------------- ----------------------------------------- -------------------------------- -------------------------------

Common Stock              Adrian Kesala                                         277,778                          10.92%
                          475 Ramblewood Drive, Ste. 207
                          Coral Springs, Florida 33071
------------------------- ----------------------------------------- -------------------------------- -------------------------------

Common Stock              Randy Kirk                                            801,451                          31.51%
                          475 Ramblewood Drive, Ste. 207
                          Coral Springs, Florida 33071
------------------------- ----------------------------------------- -------------------------------- -------------------------------

Common Stock              Robert Munson                                         235,334                           9.25%
                          475 Ramblewood Drive, Ste. 207
                          Coral Springs, Florida 33071

------------------------- ----------------------------------------- -------------------------------- -------------------------------

Common Stock              Total Officers & Directors (5)                       1,891,230                         64.25%
------------------------- ----------------------------------------- -------------------------------- -------------------------------


(c)      Change in Control
         There are no arrangements, which may result in a change in control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control Persons

(a)      Directors and Executive Officers
         The following sets forth the names and ages of our officers and directors. Our directors are elected annually by the shareholders, and the officers are appointed annually by the board of directors.

---------------------------------- -------------------------------- -------------------------------- -------------------------------

Name                               Position                         Age                              Term
---------------------------------- -------------------------------- -------------------------------- -------------------------------
Richard Adams                      Director                         53                               Annual
---------------------------------- -------------------------------- -------------------------------- -------------------------------
                                   Director
Will Hartman                                                        39                               Annual
---------------------------------- -------------------------------- -------------------------------- -------------------------------

Adrian Kesala                      Director                         55                               Annual
---------------------------------- -------------------------------- -------------------------------- -------------------------------

Randol Kirk                        CEO, President, Director         51                               Annual
---------------------------------- -------------------------------- -------------------------------- -------------------------------

Robert Munson                      Secretary & Director             57                               Annual
---------------------------------- -------------------------------- -------------------------------- -------------------------------

         Richard Adams.
         Mr. Adams has served as a Director of the Company since December 24, 1998. He holds a B.A. from Michigan State University. Mr. Adams has had a long and distinguished career in management within the healthcare and medical field, during which, he co-founded Epsilon Medical Corporation with Mr. Kirk in 1991, as well as aided in the development of the (D.I.A.) Scan Portable Fluoroscopy Unit.

         From 1978 to the present, Mr. Adams was the owner and President of LifeCare Imaging International, Ltd, a fifteen (15) year old manufacturer of mobile medical suites.

         Will Hartman.
         William Hartman, a CPA, has served as a Director of the Company since March 1999. Mr. Hartman is a CPA and holds Bachelor of Science, Master of Business Administration and Master of Accounting Degrees from Miami University in Oxford, Ohio. Mr. Hartman has served in consulting and executive financial positions and began his career with Price Waterhouse in 1984. From April 1994 to June 1995, Mr. Hartman served as chief financial officer of Jansko, Inc., a furniture manufacturing company. From July 1995 to October 1996, Mr. Hartman served as vice-president of finance and administration for Turbo Power, Inc., an aircraft engine overhaul facility. From October 1996 to June 1998, Mr. Hartman served as a financial advisor to Custom Air Support Holdings, Inc., a holding company for aviation investments, and from April 1998 to June 1998 served as President of an affiliated freight airline, Custom Air Transport, Inc. From August 1998 to May 1999, Mr. Hartman was the senior manager of corporate reporting for Neff Corp., an industrial equipment leasing company listed on the NYSE. Mr. Hartman is presently a financial advisor with ecom ecom.com, Inc., and has been with them since June 1999. Ecom ecom.com, Inc. is a company in the sports leisure and internet commerce industries.

         Adrian Kesala.
         Mr. Kesala has been a director of the Company since December 24, 1998. Mr. Kesala served as the Senior Staff Radiologist at the Columbus-Cuneo-Cabrini Medical Center in Chicago, Illinois from 1978 to 1985. He also worked as an Assistant professor of Radiology at Northwestern University in Chicago, Illinois from 1978 to 1990, as well as the Director of Radiology at Swedish Covenant Hospital in Chicago, Illinois from 1985 to 1990. Presently, Mr. Kasala is in the active practice of radiology at Resurrection Medical Center, Chicago, Illinois, where he has been since 1991.

         Randol Kirk.
         Mr. Randol Kirk is the founder of Rad Source and has served as President of the Company since December 24, 1998. Mr. Kirk received his Bachelor of Arts from the University of Iowa and a Masters in Business Administration from DePaul University. Mr. Kirk=s professional career as an entrepreneur in the healthcare and diagnostic imaging field has spanned over twenty -five (25) years.

         Prior to founding Rad Source, Mr. Kirk was the co-founder and President of Epsilon Medical Corporation, which provided diagnostic evaluations for stroke patients in skilled nursing facilities. He worked in this capacity from 1991 to 1995. In 1996 Mr. Kirk founded Rad Source, Inc. Mr. Kirk=s most recent efforts have been directed towards developing and building our RS 2000 and RS 3000 irradiators.

         Robert Munson.
         Robert Munson has served as our Director of Marketing since December 24, 1998. Mr. Munson began his career with Medical Supply Company (AMSC@) of Florida in 1965, where he rose to Vice President and eventually partner. After the sale of MSC, he was the Vice President of Sales and Marketing for Medical Resources International, which manufactured and distributed medical gloves, from 1988 to 1991.

(b)      Significant Employees.
         There are no employees expected to make a significant contribution to the business that are not mentioned above.

(c)      Family Relationships.
         There are no family relationships among directors, executive officers, or persons nominated for such positions.

(d)      Involvement in Certain Legal Proceedings.
         From April of 1994 to June 1995, Will Hartman our Director, served as Chief Financial Officer for Jansko Inc. which entered Chapter 7 bankruptcy May 1, 1996 in the Southern District of Florida.

         Other than the aforementioned, during the past five years there have been no bankruptcies, criminal proceedings, or other legal proceedings, which would be material to the evaluation of the ability or integrity of any director, executive officer, or any person, nominated for such positions in the Company.

Item 6.  Executive Compensation

(a)      General.
         The following tables and notes present, for the two fiscal years ended September 30, 1999, the compensation paid by the Company to the Company's chief executive officers:

(b)      Summary Compensation Table


------------------------------------------------------------------------ ---------------------------------------------- ------------
                                                                                    Long Term Compensation
------------------------------------------------------------------------ ---------------------------------------------- ------------
                                 Annual Compensation                                  Awards                Payouts
----------------------- -------- ---------- ---------- ----------------- -------------- ------------------- ----------- ------------
         (a)              (b)       (c)        (d)            (e)             (f)              (g)             (h)             (i)
----------------------- -------- ---------- ---------- ----------------- -------------- ------------------- ----------- ------------
Name and                Year     Salary     Bonus      Other Annual      Restricted     Securities          LTIP        All Other
Principle Position                                     Compensation      Stock          Underlying          Payouts     Compensation
                                                                         Award(s)       Options/SARs
----------------------- -------- ---------- ---------- ----------------- -------------- ------------------- ----------- ------------
Richard Adams,          1999       5000      0          0                 $     0        100,000 (1)         0           0
Secretary               1998          0      0          0                 $     0              0             0           0
----------------------- -------- ---------- ---------- ----------------- -------------- ------------------- ----------- ------------

Will Hartman,           1999       6250      0          0                 $15,583        100,000 (1)         0           0
Director                1998          0      0          0                 $     0              0             0           0
----------------------- -------- ---------- ---------- ----------------- -------------- ------------------- ----------- ------------

Adrian Kesala,          1999          0      0          0                 $     0        100,000 (1)         0           0
Director                1998          0      0          0                 $     0              0             0           0
----------------------- -------- ---------- ---------- ----------------- -------------- ------------------- ----------- ------------

Randol Kirk,            1999     20,000      0          0                 $74,800        100,000 (1)         0           0
President, CEO          1998     48,000      0          0                 $     0              0             0           0
----------------------- -------- ---------- ---------- ----------------- -------------- ------------------- ----------- ------------

Robert Munson,          1999     10,000      0          0                 $     0        100,000 (1)         0           0
Director                1998          0      0          0                 $     0              0             0           0
----------------------- -------- ---------- ---------- ----------------- -------------- ------------------- ----------- ------------

(1) These options are vested and exercisable by the holder until September 30, 2002

(c)        Options/SAR Grants Table

           ----------------------- ------------------------- ----------------------- ----------------- ---------------------
                                     Number of Underlying
               Name/Position              Securities           % of Total Options     Exercise Price     Expiration Date
                                                                    Granted
           ----------------------- ------------------------- ----------------------- ----------------- ---------------------
           Richard Adams,                  100,000                    20%                 $0.20              9/15/02
           Secretary
           ----------------------- ------------------------- ----------------------- ----------------- ---------------------

           Will Hartman,                   100,000                    20%                 $0.20              9/15/02
           Director
           ----------------------- ------------------------- ----------------------- ----------------- ---------------------

           Adrian Kesala,                  100,000                    20%                 $0.20              9/15/02
           Director
           ----------------------- ------------------------- ----------------------- ----------------- ---------------------

           Randol Kirk,                    100,000                    20%                 $0.20              9/15/02
           President, CEO
           ----------------------- ------------------------- ----------------------- ----------------- ---------------------

           Robert Munson,                  100,000                    20%                 $0.20              9/15/02
           Director
           ----------------------- ------------------------- ----------------------- ----------------- ---------------------

Item 7.    Certain Relationships and Related Transactions
On September 15, 1999, we entered into an employment agreement with Mr. Randol Kirk for him to provide management, product research and development, and other activities within his field of expertise to the Company. This agreement is for a term of three years from the date of execution, and provides for a salary of $120,000 for the first year of employment, $140,000 for the second year of employment and $150,000 for the third year of employment under the agreement. In addition, the agreement requires that we give the employee an option to purchase 100,000 shares of our common stock at $0.20 per share and 400,000 share of restricted common stock. This agreement is terminable upon mutual agreement of the parties, action by the Board of Directors in the event of illness or disability or material default or breach of the agreement.

There is currently an exclusive licensing agreement between us and Mr. Randol Kirk, our founder and President. Under the terms of this agreement, Randol Kirk is to be paid a five percent (5%) royalty based upon the total net selling price of the licensed technology and licensed products made, used or sold by the Company. Licensed technology and products consists of our irradiation devices. This agreement began on September 15, 1999 and is for a term of ten (10) years. The agreement is renewable by the Company. Under the agreement, royalties are to be paid monthly, within ten (10) days after the end of the month in which they become due. Upon our default in making any payment not cured within thirty (30) days of notice, Mr. Kirk may terminate the licensing agreement. If the amount of royalty received by Mr. Kirk is less than $12,000 per fiscal quarter, including company compensation, the agreement between the parties will be terminated. As such, the rights to the licensed technology would revert back to Mr. Kirk. Should this occur, the operations of the Company could be adversely affected.

Other than the aforementioned, we do not intend to enter into any transactions with our beneficial owners. We are not a subsidiary of any parent company.

Item 8.           Description of Securities

Common Stock.
In General. We are authorized to issue 50,000,000 shares of common stock, par value $.001 per share, of which 2,443,373 shares were issued and outstanding as of October 1, 1999. All of the issued and outstanding common stock is fully paid and non-assessable.

Voting. Each share of our common stock entitles the holder thereof to one vote in the election of directors and in all other matters upon which stockholders are entitled to vote. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors.

Dividends. Each share of common stock entitles the holder thereof to receive cash dividends as the Board of Directors may declare from funds legally available therefore. However, we do not intend to declare any dividend on our common stock in the foreseeable future.

Rights. There are no preemptive rights with respect to the common stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         (a)      Market Information.

         The Company's Common Stock is traded on the NASDAQ Over the Counter Bulletin Board (AOTCBB@) under the symbol IRAD. There is no active trading market for the Common Stock. The following bid quotations have been reported for the period beginning March 16, 1999, the date of our initial quotation, and ending September 30, 1999:

         --------------------------------------------------------------------- ---------------------------------------------------
                                                                                                       Bid Quotation
         --------------------------------------------------------------------- ---------------------------------------------------
         Quarterly Period                                                      High                      Low
         --------------------------------------------------------------------- ------------------------- -------------------------

         March 16, 1999 - March 31, 1999                                       $5.125                    $4.25
         --------------------------------------------------------------------- ------------------------- -------------------------

         April 1, 1999 - June 30, 1999                                         $4.75                     $2.25
         --------------------------------------------------------------------- ------------------------- -------------------------

         July 1, 1999 - September 30, 1999*                                    $3.625                    $0.125
         --------------------------------------------------------------------- ------------------------- -------------------------

         * Reflects 1:3 reverse split on September 9, 1999.

         Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission. Such quotes are not necessarily representative of actual transactions or of the value of our securities, and are in all likelihood not based upon any recognized criteria of securities valuation as used in the investment banking community.

         We currently have seven (7) market makers for our common stock. There is no assurance that an active trading market will develop which will provide liquidity for our existing shareholders or for persons who may acquire common stock through the exercise of warrants.

(b)      Holders
         As of October 1, 1999 there were approximately 74 holders of record of our 2,443,373 shares of common stock outstanding. Of these 2,443,373 shares, 1,967,649 shares are restricted securities within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Certain of the shares of common stock are held in "street" name and may, therefore, be held by several beneficial owners. Our transfer agent is Interwest Stock Transfer, P.O. Box 17136, Salt Lake City, Utah 84117.

         No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

(c)      Dividends
         We have not paid a cash dividend on the common stock since inception. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, our capital requirements and our overall financial condition. As of the date of this registration statement, we have no intention to declare dividends.

Item 2. Legal Proceedings
We are currently unaware of any pending legal proceeding or any proceeding contemplated by a governmental authority in which we may be involved.

Item 3. Changes In and Disagreements With Accountants
We have not had any resignation or dismissal of our principal independent accountants. As of the date of this registration statement, Sweeney, Gates & Co. located at 2691 Oakland Park Boulevard, Suite 302, Fort Lauderdale, Florida 33306 serve as our independent accountants and have prepared the audited statements included as exhibits hereto.

Item 4. Recent Sales of Unregistered Securities
Pursuant to the Share Exchange dated December 31, 1998 between Rad Source and the Company, we issued 759,422 (Post-split) shares of our common stock. Of the shares issued in the exchange 69,326 (Post-split) shares were issued with a restrictive legend relying upon the exemption provided in section 4(2) of the Securities Act of 1933, as amended ("the Act")

Of the shares issued in the exchange, we issued the following shares in reliance upon Rule 504 of Regulation D of the Act: (i) 16,667 (Post-split) shares were issued for legal services rendered to Rad Source in 1998; and (i) or 8,778 (Post-split) were issued to prior shareholders of Rad Source. At the closing of this Share Exchange we issued an additional 333,333 (Post-split) shares of our common stock to Capital International Holdings Inc. and its affiliates in consideration for various services rendered to Rad Source pursuant to an agreement between Capital International Holdings Inc. and Rad Source dated October 20, 1998. We relied upon the following facts in determining that Rule 504 was available: (a) We were not subject to the reporting requirements of
Section 13 or 15 (d) of the Exchange Act; (b) we were not a development stage Company with no specific business plan nor a company whose business plan was to merge with an unidentified private entity; (c) the aggregate offering price did not exceed $1,000,000.

All references to our shares contained in this registration reflect the stock split of September 9, 1999, unless otherwise indicated. In March of 1999, we issued 113,333 (Post-split) or 340,000 (Pre-split) shares of our common stock at a price of $6.00 per share (Post-split) or ($2.00 per share Pre-split) raising total proceeds of $680,000. We relied upon the following facts in determining that Rule 504 was available: (a) We were not subject to the reporting requirements of Section 13 or 15 (d) of the Exchange Act; (b) we were not a development stage Company nor a company whose business plan was to merge with an unidentified private entity; (c) the aggregate offering price did not exceed $1,000,000. A form D was filed. From the offering proceeds, we paid commissions in the amount of $102,000 to our placement agent, Capital International Securities, Inc. and their affiliates.

We issued a total of 1,183,333 restricted shares of our common stock in September of 1999 in reliance upon Section 4(2) of the Securities Act of 1933. Of these, 50,000 shares were issued for legal services rendered to the Company, 150,000 shares were issued to Consultants for services rendered to the Company, 400,000 shares were issued to Randol Kirk, our President and Director for services rendered to the Company, and 83,333 shares were issued to William Hartman, our Director, for services rendered to the Company. In addition, 500,000 shares were sold at $0.20 per share, of which 375,000 were sold to Officers and Directors of the Company as follows:

         William Hartman, Director                             125,000
         Robert Munson, Director                                50,000
         Adrian Kesala, Director                               125,000
         Richard Adams, Director & Secretary                    75,000

In September of 1999 we issued 300,000 options to various consultants of the Company to purchase shares of our common stock at the price of 0.20 per share. Additionally, we issued 100,000 options to each of our five officers and Directors (500,000 options total) at an exercise price of $0.20 per share. The options were granted in reliance upon section 4(2) of the Securities Act of 1933, as amended.

Item 5. Indemnification of Directors and Officers
Our bylaws provide that no officer or director of the Company shall be personally liable to the Company or its shareholders for damages for breach of any duty owned to the Company or its shareholders to the fullest extent permitted by law. In addition, the Company shall have the power to undertake to indemnify the officers and directors of the Company against any contingency or peril as may be determined to be in the best interest of the Company.

Florida law provides that a director shall have no personal liability for any statement, vote, decision or failure to act, regarding corporate management or policy by a director, unless the director breached or failed to perform the duties of a director. A company may also protect its officers and directors from expenses associated with litigation arising from or related to their duties, except for violations of criminal law, transactions involving improper benefit or willful misconduct. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.

                                    PART F/S




                          RAD SOURCE TECHNOLOGIES, INC.
                        FORMERLY COMPUTER VENDING, INC.,
                          (a development stage company)
                              FINANCIAL STATEMENTS
                                       AND
                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

                          RAD SOURCE TECHNOLOGIES, INC.
                        FORMERLY COMPUTER VENDING, INC.,
                          (a development stage company)
                              FINANCIAL STATEMENTS






                                TABLE OF CONTENTS







                                                                      Page
                                                                      ----

Report of Independent Certified Public
        Accountants                                                    F-1

Balance Sheets                                                         F-2

Statements of Operations                                               F-3

Statement of Changes in Stockholders'Deficit                           F-4

Statements of Cash Flows                                               F-5

Notes to Financial Statements                                          F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



The Board of Directors
Rad Source Technologies, Inc.,
formerly Computer Vending, Inc.

We have audited the balance sheet of Rad Source Technologies, Inc., formerly Computer Vending, Inc. (a development stage company) as of September 30, 1998 and the related statements of operations, changes in stockholders' deficit, and cash flows for the year ended September 30, 1998 and for the period October 11, 1996 (date of inception) to September 30, 1997 and for the period October 11, 1996 (date of inception) to September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rad Source Technologies, Inc., formerly Computer Vending, Inc., (a development stage company) as of September 30, 1998 and the results of its operations and cash flows for the year ended September 30, 1998 and for the period October 11, 1996 (date of inception) to September 30, 1997 and for the period October 11, 1996 to September 30, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has been in the development stage since inception on October 11, 1996, and has suffered losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                              /s/ Sweeney, Gates & Co.
                              ------------------------
                              Sweeney, Gates & Co.


January 29, 1999
Fort Lauderdale, Florida


                       RAD SOURCE TECHNOLOGIES, INC.
                       (a development stage company)
                               BALANCE SHEETS

                                                                        August 31,      September 30,
                                                                           1999              1998
                                                                        -----------    -----------
                                                                       (Unaudited)
ASSETS

     Cash                                                               $    15,656    $     2,237
     Accounts receivable                                                     65,000
     Inventories                                                             36,959         36,959
                                                                        -----------    -----------

     Total current assets                                                   117,615         39,196
     Other assets                                                               500            500

                                                                        -----------    -----------
         Total assets                                                   $   118,115    $    39,696
                                                                        ===========    ===========

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
     Notes payable                                                           45,300        100,200
     Accounts payable                                                       282,962         43,624
     Accrued expenses                                                       141,851        166,727
     Customer deposits                                                       17,800             --
     Unsecured advances                                                          --         54,500
     Due to stockholders                                                     10,212          5,100
                                                                        -----------    -----------

         Total current liabilities                                          498,125        370,151
                                                                        -----------    -----------

Stockholders' deficit

     Preferred stock, par value $.0001; 10,000,000 shares authorized;
         no shares issued or outstanding
     Common stock, par value $.001; 100,000,000 shares authorized;
         1,260,040 and 759,422 shares, respectively, issued
         and outstanding                                                      1,260            759
     Additional paid-in capital                                           4,088,621            116
     Deficit accumulated during development stage                        (4,469,891)      (331,330)
                                                                        -----------    -----------

         Total stockholders' deficit                                       (380,010)      (330,455)
                                                                        -----------    -----------

                                                                        $   118,115    $    39,696
                                                                        ===========    ===========

   The accompanying notes are an integral part of these financial statements.


                          RAD SOURCE TECHNOLOGIES, INC.
                          (a development stage company)
                            STATEMENTS OF OPERATIONS

                                                                                               October 11,
                                                                                                  1996
                                                                            Year ended      (inception) to
                                         Eleven months ended August 31,     September 30,     September 30
                                             1999              1998            1998               1997
                                             ----              ----            ----               ----
                                                   (Unaudited)
Sales                                    $    65,000    $        --               --        $        --
Cost of sales                                 53,150             --               --                 --
                                         -----------    -----------       ----------        -----------
     Gross profit                             11,850             --               --                 --
                                         -----------    -----------       ----------        -----------

Expenses:
     Research and development                185,170         10,673           10,673             16,689
     Issuance of stock for services        3,460,494             --               --                 --
     Selling, general and administrative     392,244        210,352          224,874             62,595
                                         -----------    -----------       ----------        -----------

        Total expenses                     4,037,908        221,025          235,547             79,284
                                         -----------    -----------       ----------        -----------

Loss before other income (expense)        (4,026,058)      (221,025)        (235,547)           (79,284)

Other income (expense):
     Other expense                          (100,000)            --               --                 --
     Interest                                (12,503)       (14,206)         (15,056)            (1,443)
                                         -----------    -----------       ----------        -----------

        Other expense                       (112,503)       (14,206)         (15,056)            (1,443)
                                         -----------    -----------       ----------        -----------

Net loss                                 $(4,138,561)   $  (235,231)      $ (250,603)       $   (80,727)
                                         ===========    ===========       ==========        ===========

Earnings per share (basic and diluted):   $    (3.92)   $     (0.31)      $     (0.33)      $     (0.11)
                                         ===========    ===========       ==========        ===========

Weighted average shares outstanding:       1,055,903        759,422          759,422            759,422
                                         ===========    ===========       ==========        ===========


(CONTINUED TABLE)
                                                           October 11, 1996    (inception) to
                                                               August 31,        September 30,
                                                                 1999                1998
                                                                 ----                ----
                                                              (Unaudited)


Sales                                                      $    65,000         $        --
Cost of sales                                                   53,150                  --
                                                           -----------         -----------
     Gross profit                                               11,850                  --
                                                           -----------         -----------

Expenses:
     Research and development                                  212,532              27,362
     Issuance of stock for services                          3,460,494                  --
     Selling, general and administrative                       679,713             287,469
                                                           -----------         -----------
        Total expenses                                       4,352,739             314,831
                                                           -----------         -----------

Loss before other income (expense)                          (4,340,889)           (314,831)

Other income (expense):
     Other expense                                            (100,000)                 --
     Interest                                                  (29,002)            (16,499)
                                                           -----------         -----------

        Other expense                                         (129,002)            (16,499)
                                                           -----------         -----------

Net loss                                                   $(4,469,891)        $  (331,330)
                                                           ===========         ===========

Earnings per share (basic and diluted):

Weighted average shares outstanding:

   The accompanying notes are an integral part of these financial statements.

                          RAD SOURCE TECHNOLOGIES, INC.
                          (a development stage company)
                       STATEMENT OF STOCKHOLDERS' DEFICIT



                                                                                                     Additional
                                                     Preferred Stock            Common Stock          paid-in
                                               Shares          Par value   Shares       Par value      capital
                                             ---------         ---------  -------       ----------   -----------
Issuance of founders stock                           --     $      --      759,422    $       759   $       116
Net loss                                             --            --           --             --            --
                                             ----------     ---------   ----------    -----------   -----------
Balance, September 30, 1997                          --            --      759,422            759           116
Net loss                                             --            --           --             --            --
                                             ----------     ---------   ----------    -----------   -----------
Balance, September 30, 1998                          --            --      759,422            759           116
Acquision of Computer Vending, Inc.                  --            --        1,800              2
Sale of common stock                                 --            --      113,333            114       573,896
Issuance of stock for unsecured advances
  net of founders shares contributed to the
   Company                                           --            --        2,111              2        54,498
Issuance of stock for services                       --            --      383,374            383     2,323,617
Services paid by stock contributed by
   founder                                    1,136,494     1,136,494
Net loss for the eleven months ended
  August 31, 1999 (unaudited)                                                                                --
                                             ----------     ---------   ----------    -----------   -----------

Balance, August 31, 1999 (unaudited)                 --     $      --    1,260,040    $     1,260   $ 4,088,621
                                             ==========     =========   ==========    ===========   ===========


(CONTINUED TABLE)
                                                             Deficit
                                                          accumulated
                                                             during
                                                           development
                                                              stage         Total
                                                          ------------      -----
Issuance of founders stock                              $        --    $       875
Net loss                                                    (80,727)       (80,727)
                                                        -----------    -----------
Balance, September 30, 1997                                 (80,727)       (79,852)
Net loss                                                   (250,603)      (250,603)
                                                        -----------    -----------
Balance, September 30, 1998                                (331,330)      (330,455)
Acquision of Computer Vending, Inc.                                              2
Sale of common stock                                                       574,010
Issuance of stock for unsecured advances
  net of founders shares contributed to the
   Company                                                                  54,500
Issuance of stock for services                                           2,324,000
Services paid by stock contributed by
   founder
Net loss for the eleven months ended
  August 31, 1999 (unaudited)                            (4,138,561)    (4,138,561)
                                                        -----------    -----------

Balance, August 31, 1999 (unaudited)                    $(4,469,891)   $  (380,010)
                                                        ===========    ===========


  The accompanying notes are an integral part of these financial statements.


                          RAD SOURCE TECHNOLOGIES, INC.
                            STATEMENTS OF CASH FLOWS


                                                                     Eleven months ended August 31,    Year ended
                                                                                                       September 30,
                                                                       1999              1998              1998
                                                                       ----              ----              ----
                                                                             (Unaudited)
 Cash flow (used) by operating activities:
    Net loss                                                        $ (4,138,561)       $ (235,231)       $ (250,603)

     Interest paid by issuing notes                                           --                --             6,400
     Issuance of stock for services                                    3,460,494                --                --

     Adjustments to reconcile net income (loss) to net cash
       used in operating activities:
     Change in assets and liabilities:
        Decrease (increase) in:
           Accounts receivable                                           (65,000)               --                --
           Inventories                                                        --                --                --
           Other assets                                                       --                --                --
        Increase (decrease) in:
           Accounts payable                                              239,338            (4,059)            3,387
           Accrued expenses                                              (24,876)          131,749           136,429
           Customer deposits                                              17,800                --                --
                                                                    ------------      ------------       -----------
              Net cash provided (used) by operating activities          (510,805)         (107,541)         (104,387)
                                                                    ------------      ------------       -----------

 Cash flows provided from financing activities:
           Issuance of common stock                                      628,512                --                --
           Loans from stockholders                                         5,112
           Unsecured advances                                            (54,500)           49,500            54,500
           Proceeds from notes payable                                        --            65,400            65,400
           Payments on notes payable                                     (54,900)          (13,500)          (13,500)
                                                                    ------------      ------------       -----------
               Net cash provided (used) by financing activities          524,224           101,400           106,400
                                                                    ------------      ------------       -----------

               Net increase (decrease) in cash                            13,419            (6,141)            2,013



(CONTINUED TABLE)

                                                                                 October 11,
                                                                                    1996,
                                                                                (inception) to    October 11, 1996  (inception) to
                                                                                 September 30,       August 31,      September 30,
                                                                                     1997               1999              1998
                                                                                     ----               ----              ----
                                                                                                    (Unaudited)
 Cash flow (used) by operating activities:
    Net loss                                                                         $ (80,727)     $ (4,469,891)     $ (331,330)

     Interest paid by issuing notes                                                         --             6,400           6,400
     Issuance of stock for services                                                         --         3,460,494              --

     Adjustments to reconcile net income (loss) to net cash
       used in operating activities:
     Change in assets and liabilities:
        Decrease (increase) in:
           Accounts receivable                                                              --           (65,000)             --
           Inventories                                                                 (36,959)          (36,959)        (36,959)
           Other assets                                                                   (500)             (500)           (500)
        Increase (decrease) in:
           Accounts payable                                                             40,237           282,962          43,624
           Accrued expenses                                                             30,298           141,851         166,727
           Customer deposits                                                                --            17,800              --
                                                                                   -----------       -----------     -----------
              Net cash provided (used) by operating activities                         (47,651)         (662,843)       (152,038)
                                                                                   -----------       -----------     -----------

 Cash flows provided from financing activities:
           Issuance of common stock                                                         --           629,387             875
           Loans from stockholders                                                       5,100            10,212           5,100
           Unsecured advances                                                               --                --          54,500
           Proceeds from notes payable                                                  41,900           107,300         107,300
           Payments on notes payable                                                        --           (68,400)        (13,500)
                                                                                   -----------       -----------     -----------
               Net cash provided (used) by financing activities                         47,000           678,499         154,275
                                                                                   -----------       -----------     -----------

               Net increase (decrease) in cash                                            (651)           15,656           2,237


     The accompanying notes are an integral part of these financial statements.


                   RAD SOURCE TECHNOLOGIES, INC.
                      STATEMENTS OF CASH FLOWS

                                                                                          October 11,
                                                                                             1996
                                         Eleven months ended August 31,   Year ended     (inception) to
                                                                         September 30,   September 30,
                                           1999              1998           1998             1997
                                           ----              ----           ----             ----
                                                 (Unaudited)
Cash, beginning of period                 2,237               224           224                  --
                                      ---------          --------      --------           ---------
Cash, end of period                     $15,656           $(5,917)      $ 2,237             $  (651)
                                      =========          ========      ========           =========

Additional information:
    Cash paid for interest              $ 4,029           $ 1,100       $ 1,100             $ 1,100
                                      =========          ========      ========           =========

    Income taxes paid during the year   $    --           $    --       $    --             $    --
                                      =========          ========      ========           =========


(CONTINUED TABLE)

                                                 October 11, 1996   (inception) to
                                                    August 31,      September 30,
                                                      1999              1998
                                                      ----              ----
                                                  (Unaudited)

Cash, beginning of period                                --                   --
                                                   --------            ---------
Cash, end of period                                 $15,656              $ 2,237
                                                   ========            =========

Additional information:
    Cash paid for interest                          $ 5,129              $ 1,100
                                                   ========            =========

    Income taxes paid during the year               $    --              $    --
                                                   ========            =========

   The accompanying notes are an integral part of these financial statements.

                         RAD SOURCE TECHNOLOGIES, INC.,
                        FORMERLY COMPUTER VENDING, INC.,
                          (a development stage company)
                          NOTES TO FINANCIAL STATEMENTS


 1.       THE COMPANY AND BASIS OF PRESENTATON

Rad Source Technologies, Inc. (the "Company"), was incorporated in the State of Florida on July 2, 1990, as Computer Vending, Inc. The Company had no assets, liabilities or operations prior to merging on December 24, 1998 with Rad Source, Inc. ("Rad Source"). Rad Source changed its name to Rad Source Technologies, Inc. on December 28, 1998. The merger was accounted for as reverse acquisition, and accordingly, the financial statements of the Company are those of Rad Source, Inc., since its inception on October 11, 1996. The stockholders of Rad Source received 759,422 (or 2,278,267 pre-split) shares of common stock of the Company in the merger. On September 9, 1999, the Company reverse split the shares on a three for one basis. All shares and per share information has retroactively reflected this split.

The primary business of the Company is to develop, patent, manufacture, market and sell a new irradiation concept for food and medical irradiation. Revenues will be generated from the sale of irradiation products.

The Company has been in the development stage since inception and its efforts through August 31, 1999, have been principally devoted to organizational activities, raising capital and to the acquisition of patents.

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts receivable - The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If an amount becomes uncollectable, an expense is charged to operations.

Inventories - Inventories are carried at cost.

Research and development expenses - Research and development expenses are charged to expenses as incurred.

Income taxes - The Company accounts for income taxes on an asset and liability approach to financial accounting. Deferred income tax assets and liabilities are computed for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

                         RAD SOURCE TECHNOLOGIES, INC.,
                        FORMERLY COMPUTER VENDING, INC.,
                          (a development stage company)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimated.

Fair value of financial instruments - The fair value of the Company's financial instruments approximate their carrying value.


3.        UNCERTAINTY - GOING CONCERN

The Company's continued existence is dependent upon its ability to resolve its liquidity problems, principally by obtaining equity and commencing profitable operations. While pursuing capital, the Company must continue to operate on cash flow generated from the loans of stockholders, if necessary. The Company experienced a loss of $80,727 and $250,603 during 1997 and 1998, respectively, and has a net deficiency in equity of $331,330 as of September 30, 1998. These factors raise substantial doubt about the Company's ability to continue as a going concern.

Management's plans in regards to this matter are to raise capital and commence marketing and sales of units in an effort to generate positive cash flow. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.


 4.       NOTES PAYABLE

Notes payable at September 30,1998 consisted of the following:

         Unsecured demand notes payable, bearing interest at 10%,
            guaranteed by the President                                                 $  46,300
                                                                                           35,300
         Unsecured demand note payable to a director, bearing
            interest at 10%                                                                 6,600
                                                                                           11,500
                                                                                            6,600
         Unsecured demand note payable to a limited partnership, interest prepaid at 20%. Note is collaterized by 12,000 shares of common stock to be issued only if the note is in default
                                                                                           42,400
                                                                                       ----------
         Total:                                                                        $  100,200
                                                                                       ==========

                         RAD SOURCE TECHNOLOGIES, INC.,
                        FORMERLY COMPUTER VENDING, INC.,
                          (a development stage company)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


5.        SALE OF SECURITIES

In fiscal 1997, the Company issued to founders of Rad Source 8,750,000 shares of common stock for $875. On the date of the merger with the Company, the founding stockholders received 759,422 shares in the Company in exchange for their initial shares in Rad Source.

On December 24, 1998 Rad Source purchased the Company for $100,000. The transaction was accounted for as a reverse merger and, therefore, the financial statements are those of Rad Source since its inception on October 11, 1996. Because there were no assets, liabilities or operations, the $100,000 paid was charged to other non-operating expense. In connection with this transaction, 1800 shares of common stock were retained by the prior stockholder.

In December 1998 and January 1999, the Company sold, pursuant to a private placement, 113,333 shares of common stock for $574,010, net of expenses.

During the year ended September 30, 1998, individuals and a corporation advanced the Company funds to purchase common stock. Since no shares have been issued at the date of the report, the amounts have been classified as advances. During fiscal year 1999, the Company issued 20,667 shares of stock for these advances of which 18,556 shares were contributed by one of the founders for a net of 2,111 new shares of common stock issued for the unsecured advances of $54,500.

The Company issued 366,707 shares of common stock for consulting services in the amount of $2,260,000 and 10,000 shares for legal services in the amount of $60,000. The charge to expense was based on the fair market value of the securities issued at the time of issue. In addition, the Company issued 6,667 shares in payment of legal fees for $4,000.

During the year, the founder tendered 198,416 of the original 759,422 shares issued in the share exchange in payment for consulting services totaling $1,130,494, based on the fair market value of the securities at the time of issue. In addition, the founder tendered 10,000 shares for legal fees amounting to $6,000.


6.       SUBSEQUENT EVENT

On September 16, 1999, the Company sold 500,000 shares of common stock for $100,000 and 683,333 shares for services.

7.        INCOME TAXES

The Company had available at September 30, 1998, a net operating loss carry-forward for federal and state tax purposes of approximately $330,000, which could be applied against taxable income in subsequent years through September 30, 2012 to 2018. The tax effect of the net operating loss is approximately $124,000, and a full valuation allowance has been recorded, since realization is uncertain.

                         RAD SOURCE TECHNOLOGIES, INC.,
                        FORMERLY COMPUTER VENDING, INC.,
                          (a development stage company)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)


 8.       LEASE COMMITMENTS

The Company entered into a vehicle lease on December 31, 1996 for a term of 39 months at $430 per month. The Company also assumed a lease for office space on August 16, 1996 for a term of two years at $560 per month. The lease is currently on a month to month basis. Future minimum lease payments under noncancelable operating leases are:

          Year ending September 30:

                                      1999                             $ 5,158
                                      2000                               2,579
                                                                       -------

                                                                       $ 7,737
                                                                       =======


Rental expense from the vehicle and office leases charged to income for the year ended September 30, 1998 amounted to $ 6,839.


9.        LICENSE AGREEMENT

The Company has a licensing agreement with its President to pay a license fees of 5% of the net selling price of licensed technologies. If the President does not receive at least $4,000 per month, then all rights based on the agreement are terminated and all rights to the technologies revert to the President. As of August 31, 1999, the President had not been paid his fees and he had not exercised his rights to terminate the agreement, although he retains the right to do so in the future. The Company is dependent upon these technologies for its product line.


10.       YEAR 2000 COMPUTER CONSIDERATIONS (UNAUDITED)

The Company has completed an inventory of computer systems and other electronic equipment that may be affected by the year 2000 issue and that are necessary to conduct Company operations. The Company believes it is compliant with the year 2000.

Because of the unprecedented nature of the year 2000 issue, its effects and the success of related remediation efforts will not be fully determinable until the year 2000 and thereafter. Management cannot assure that the Company is or will be year 2000 ready, that the Company's remediation efforts will be successful in whole or in part, or that parties with whom the Company does business will be year 2000 compliant.

                                  EXHIBIT INDEX

Exhibit  Description
-------  -----------

2        Share Exchange Agreement

3.1      Articles of Incorporation

3.2      Bylaws

4        Specimen Share Certificate

10.1     License Agreement between Randol Kirk and the Company

10.2     Employment Agreement between Randol Kirk and the Company

10.3 Agreement between Rad Source Technologies Inc., and Capital International Holdings Inc.

10.4     Agreement between Rad Source Technologies Inc. and USI Inc.

21       List of Subsidiaries of Rad Source Technologies Inc.

23.1     Consent of Independent Certified Public Accountants Sweeney,
         Gates & Co.

27       Financial Data Schedule

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         RAD SOURCE TECHNOLOGIES INC.

     Dated:       October 27, 1999       By: /s/ Randol Kirk
                  ----------------           ----------------------------------
                                             Randol Kirk, President and Director





                                       22